Troy & Gould
1801 Century Park East, 16th Floor
Los Angeles, CA 90067
(310) 553-4441

October 17, 2006

VIA ELECTRONIC TRANSMISSION

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0405

Re:	Xact Aid, Inc. - Amendment No. 1 to Form 8-K

Dear Sir or Madam:

On behalf of Xact Aid, Inc., a Nevada corporation (the “Company”), we have enclosed for filing under the Securities Act of 1933 Amendment No. 1 to the Form 8-K (the “Original Form 8-K”), including the exhibits thereto, that was initially filed with the Securities and Exchange Commission on September 25, 2006.

By its letter dated October 13, 2006, the Commission provided the Company with comments on the Original Form 8-K. We have set forth below the responses of the Company to the Commission’s comments. The numbers of the responses set forth below correspond to the numbered comments in the October 13, 2006 letter from the Commission.

Item 4.01(a)

1.	We have revised and supplemented the third paragraph of Amendment No. 1 to include disclosure regarding the going concern qualification.

2.	As requested, we have amended the fourth paragraph of Amendment No. 1 to indicate that the disclosure covers the two most recent fiscal years and the subsequent interim period.

3.	We have also amended the last paragraph of Amendment No. 1 to indicate that the disclosure covers the two most recent fiscal years and the subsequent interim period.

4.	Attached to the Form 8-K is a copy of an updated letter from the former accountant stating that the accountant agrees with the statements made in Amendment No. 1.

* * * * *

As requested by the Staff, we hereby acknowledge that:

•	This company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	This company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct questions regarding this letter to the undersigned at (310) 789-1226.

Very truly yours,

/s/ Istvan Benko